RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
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Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

July 1, 2005

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street, N.W.
Washington, D.C., 20549
Attn:	Jonathan Gottlieb, Esq. Mark Webb, Esq.
Re:	Bio-Bridge Science, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed June 30, 2005 File No. 333-121786

Dear Messers. Gottlieb and Webb:

In furtherance of my telephone conversation with Mr. Gottlieb of yesterday afternoon, please note that Bio-Bridge Science, Inc. (the “Company”) has made changes in Amendment No. 2 to Registration Statement on Form SB-2 (File No. 333-121786) (“Registration Statement”) since the previous version that were not made in response to any particular comment. The main change consisted of additional stockholders to the selling stockholder table who purchased an aggregate 570,000 shares of common stock at a price per share of $0.50 from the Company pursuant to Regulation S under the Securities Act of 1933 from April 22, 2005 through June 23, 2005.

If you have any questions or comments regarding the Registration Statement, please contact me by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely, /s/ Dorothy B. Vinski Dorothy B. Vinski